VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:      Apex 11 Inc.

Registration Statement on Form 10

Filed December 18, 2018

File No. 000-54964

Dear Mr. Iarocci:

The following is response to the comment letter received on February 12th, 2019.

Registration Statement on Form 10

1.	Include an additional risk factor highlighting your history as public reporting blank check company and your subsequent revocation of Securities Exchange Act registration due to failure to file required reports. Highlight the possibly of undisclosed liabilities that may exist due to your prior existence as a public company.

Additional risk factor added.

There is competition for those private companies suitable for a merger transaction of the type contemplated by our management., page 11

2.	Please revise to address, if true, that Apex 11 may compete for acquisitions with majority share holder DCA Asset Management, Inc. If so, please address how management would address any conflicts in allocating acquisition opportunities.

Disclosure added that Apex 11 may compete with acquisitions with majority shareholder DCA Asset Management, Inc, and that Apex 11 shall be given priority as to any operational entities.

Financial Statements for the Six Months ended June 30th, 2018. Page F-10

3.	Please update your filing to include interim period financial statements as of and for the nine months ended September 30th, 2018 and 2017.

Updated Financials Included.

Sincerely,

____________________________

Anthony J. Iarocci, Jr.

DCA Asset Management, Inc.

cc:	Kathryn Jacobson, Senior Staff Accountant

Robert S. Littlepage, Accounting Branch Chief

Paul Fischer, Staff Attorney

Larry Spirgel, Assistant Director